

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

Via U S Mail and FAX [(317) 707-2482]

Mr. Robert J. Laikin
Chairman of the Board and Chief Executive Officer
Brightpoint, Inc.
7635 Interactive Way, Suite 200
Indianapolis, Indiana 46278

> **Re:** **Brightpoint, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed on February 25, 2011**
> **File No. 001-12845**

Dear Mr. Laikin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis, page 25

 -- Liquidity and Capital Resources, page 72

1. Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements, page 54

Goodwill, page 63

2.   In future filings please include your accounting policies related to goodwill in the notes to the financial statements. In this regard, please tell us your accounting policy and how the company applies ASC 350-20. Include a discussion of how you applied the second step of the goodwill impairment test in determining the amount of the impairment in 2008. Refer to ASC 350-20-35-14.

Note 4. Income Taxes, page 72

3.   Please tell us the amount of accumulated undistributed earnings of your foreign subsidiaries that are considered permanently reinvested and how you calculated the amount. Tell us why you did not provide the disclosure of this amount consistent with ASC 740-30-50-2(b).

Note 5. Restructuring, page 74

4.   We note that you expensed $13.4 million, $13.4 million and $6.2 million for restructuring charges in 2008, 2009 and 2010. Please tell us why the disclosure only addresses changes in 2010. Discuss how you considered the disclosures required by ASC 420-10-50-1 for the restructuring charges in 2008 and 2009. We note that under ASC 420-10-50-1, a company should provide the disclosures in financial statements that include the period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed. Please also refer to SAB Topic 5.P.4.

Note 11. Shareholder's Equity, page 77

5.   We note that you recognized a gain of $7.7 million in 2009 for the settlement of an indemnification claim as a result of purchasing 3 million shares of your common stock from NC Holding for $15.5 million. Please tell us how you determined the amount of the gain and why you recorded the amount to your statements of operations. Tell us how you considered ASC 505-30.

Note 14. Accounts Receivable Factoring, page 81

6.   Please tell us the significant terms of your factoring arrangement and credit insurance. Discuss the risks under the factoring agreement that you are insuring. Please tell us the amount incurred for the insurance in 2008, 2009 and 2010 and where these expenses are reflected in your financial statements.

Item 9A. Controls and Procedures, page 84

7.   We note that management's conclusion on the effectiveness of disclosure controls and procedures does not include the date of effectiveness whereas management's conclusion on the effectiveness of internal control over financial reporting does include the date (December 31, 2010). In future filings, please disclose the date of effectiveness which should be the end of the period covered by the report, consistent with Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jeanne Bennett at (202) 551-3606, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have questions regarding our comments. In their absence you may contact me, at (202) 551-3671.

Sincerely,

/s/Kate Tillan for

Martin James
Senior Assistant Chief Accountant